UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549			OMB APPROVAL
OMB Number: 3235-0101 Expires: December 31, 2009 Estimated average burden hours per response 2.00
FORM 144			SEC USE ONLY
NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933			DOCUMENT SEQUENCE NO.
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.			CUSIP NUMBER.
1 (a) NAME OF ISUER (Please type or print) Westwood Holdings Group, Inc.	(b) IRS IDENT. NO. 75-2969997	(c) S.E.C. FILE NO. 1-31234	WORK LOCATION

1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE	(e) TELEPHONE NO.
200 Crescent Ct., Ste 1200 Dallas TX 75201	AREA CODE NUMBER 214-756- 6900

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER	(c) ADDRESS STREET CITY STATE Zip Code
Michael Craig Whitten	Prin. Acct. Officer	200 Crescent Ct., Ste 1200, Dallas, TX, 75201

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC. USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (see Instr. 3(c))	Aggregate Market Value (See Instr. 3(d))	Number of Shares or Other Units Outstanding (See Instr. 3(e))	Approximate Date of Sale (See Instr. 3(f)) (MO DAY YR)	Name of Each Securities Exchange (See Instr. (3(g))
Common stock	TD Ameritrade PO Box 2209 Omaha, NE 68103-2209		5,000	194,250 As of March 4, 2010	7,151,472 As of December 31, 2009	March 8, 2010	NYSE

INSTRUCTIONS:

1. (a) Name of issuer

(b) Issuer’s I.R.S. Identification Number

(c) Issuer’s S.E.C. file number, if any

(d) Issuer’s address, including zip code

(e) Issuer’s telephone number, including area code.

2. (a) Name of person for whose account the securities are to be sold

(b) Such person’s relationship to the issuer (e.g. officer, director, 10% stockholder, or member of immediate family of any of the foregoing)

(c) Such person’s address, including zip code.

3. (a) Title of the class of securities to be sold

(b) Name and address of each broker through whom the securities are intended to be sold

(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)

(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice

(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

(f) Approximate date on which the securities are to be sold

(g) Name of each securities exchange, if any, on which the securities are intended to be sold.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1147 (01-07)

TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (if gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common stock	7/27/04	Restricted stock grant (1)	Westwood Holdings Group, Inc.	550	n/a	n/a
	7/26/05	Restricted stock grant (2)	Westwood Holdings Group, Inc.	1,732	n/a	n/a
	7/27/06	Restricted stock grant (3)	Westwood Holdings Group, Inc.	1,831	n/a	n/a
	7/26/07	Restricted stock grant (4)	Westwood Holdings Group, Inc.	887	n/a	n/a

INSTRUCTIONS:	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

REMARKS:

(1)	Shares were granted on July 27, 2004 pursuant to the Third Amended and Restated Westwood Holdings Group, Inc. Stock Incentive Plan and vested on July 1, 2008.

(2)	Shares were granted on July 26, 2005 pursuant to the Third Amended and Restated Westwood Holdings Group, Inc. Stock Incentive Plan and vested on July 1, 2007 and 2008.

(3)	Shares were granted on July 27, 2006 pursuant to the Third Amended and Restated Westwood Holdings Group, Inc. Stock Incentive Plan and vested on July 1, 2008.

(4)	Shares were granted on July 26, 2007 pursuant to the Third Amended and Restated Westwood Holdings Group, Inc. Stock Incentive Plan and vested on July 1, 2009.

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice .

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

March 8, 2010	/s/ CRAIG WHITTEN
DATE OF NOTICE	(Signature)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (01-07)